UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Director

On April 15, 2026, the Board of Directors (the “Board”) of Raytech Holding Limited (the “Company”) appointed and approved the appointment of Mr. Haoyuan Liu as a director and as the Chairman of the Board, effective immediately.

The former Chairman of the Board, Mr. Tim Hoi Ching, will continue to serve as a member of the Board. The appointment of Mr. Liu as Chairman did not result from any disagreement between the Company and Mr. Ching on any matter relating to the Company’s operations, policies, or practices.

In connection with Mr. Liu’s appointments, the Company has entered into an offer letter with him, pursuant to which Mr. Liu is entitled to receive an annual cash compensation of $6,000, payable quarterly. In addition, the Company has also entered into an indemnity agreement with Mr. Liu. The form of the offer letter and indemnity agreement are filed as Exhibit 10.1 and 10.2 to this report on Form 6-K.

The following is the biographical information of Mr. Liu.

Mr. Haoyuan Liu joined GoFintech Innovation Limited (0290.HK), a financial technology investment platform, in August 2022 as Director and was further appointed as Chief Operating Officer in September 2023. Since February 2021, Mr. Liu has concurrently served as Director of Trenda Investment Pte. Ltd., a Singapore-based single family office. Prior to these roles, from February 2020 to February 2021, Mr. Liu served as Project Manager at iFDC Inc., a U.S. hedge fund. Mr. Liu obtained his Bachelor of Arts in Mathematics and Computer Science, summa cum laude, from Boston University in May 2018 and his Master of Science in Computer Science (Data Science) from the University of Southern California in December 2019. Mr. Liu has extensive experience in fintech operations, corporate governance, family office establishment and investment management, hedge fund project coordination, and technological innovation research. He is familiar with capital market operations and regulatory compliance across Hong Kong, Singapore, and the United States.

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No.333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Form of Director Offer Letter
10.2	Form of Indemnity Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: April 15, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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